02036530

5/1/02

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

RECD S.E.C.
MAY 1 6 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

Pacific Internet Limited
89 Science Park Drive, #02/05-06
The Rutherford, Singapore Science Park
Singapore 118261

(Indicate by check mark whether the registrant files or will file annual report under cover of Form 20-F or Form 40-F)

Form 20-F ___X___ Form 40-F __________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act 1934.)

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

Yes __________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): 82 ________)

SINGPR1:#23005322v84

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On May 15, 2002, Pacific Internet Limited issued the attached press release.

Press Release

Pacific Internet
NASDAQ · PCNTF

The financial statements in this report are in conformity with US GAAP.

For convenience, Singapore dollar amounts have been translated into US dollar amounts at the exchange rate of S$1.8468 to US$1.00. [Conversion rate as at April 1, 2002 from the Federal Reserve Bank of New York]

Pacific Internet reports positive net income for first quarter 2002

SINGAPORE (May 15, 2002) – Asia's leading Internet service provider (ISP), Pacific Internet Limited (NASDAQ: PCNTF), today announced its first quarter financial results for the three-month period ending March 31, 2002.

Highlights of First Quarter 2002 Results

- Net revenues grew to US$20.4 million in the first quarter, a 27.8% increase over the first quarter of 2001.
- Net income[1] of US$0.2 million, or US$0.02 per share, compared to a negative US$3.2 million, or US$(0.25) per share for the first quarter 2001.
- Net cash surplus this quarter was US$0.8 million, bringing the cash position to US$13.8 million.
- Total subscriber base crossed the 400,000 mark.

Ko Kheng Hwa, Chairman of Pacific Internet Ltd said, "With strong revenue growth, effective management of costs and better operating results from our unconsolidated affiliates, we were able to make significant year-on-year improvement in net income."

[1] Net income is computed under the new accounting standard on amortization of goodwill and other intangibles under Statement of Financial Accounting Standards No. 142 ("SFAS 142") issued by Financial Accounting Standards Board ("FASB") in the United States, which companies have to adopt from the start of their new fiscal year.

First Quarter 2002 Financial Results

Table 1: Summary of quarterly financial results

Group (in US$ millions)	1Q 2002	1Q 2001	4Q 2001
Net Revenues	20.4	16.0	20.6
Net Income reported under GAAP	0.2	(3.2)	(0.8)
Net Income after restating historical figures without goodwill amortization for comparison purposes	0.2	(2.1)	0.3

Net Revenues

Net revenues for the first quarter were US$20.4 million, up 27.8% compared to first quarter 2001. The largest revenue growth was registered in the broadband access segment. Broadband access revenues grew to US$4.3 million, an almost four-fold increase over the same quarter last year. Dial-up and leased line access revenues remained fairly constant despite the gradual migration of some of these customers to broadband.

Compared to last quarter, net revenues this quarter declined marginally by 0.9%, largely due to seasonal factors.

Operating Costs and Expenses

Total operating costs and expenses, excluding goodwill amortization, increased 14.8% year-on-year, but were well below revenue growth. Despite the strong broadband revenue growth, careful management of telecommunications expenses has allowed the group to maintain its gross profit margin at 60.3%. Effective cost containment has ensured that all other operating costs and expenses grew more slowly than revenue, thereby significantly improving operating profit this quarter compared to the same quarter last year.

As compared to the fourth quarter of 2001, total operating costs and expenses excluding goodwill amortization decreased 4.8%, mainly due to effective cost management.

In accordance with SFAS 142, the Group stopped amortizing its acquired goodwill with effect from January 1, 2002. The Group has performed an initial transitional impairment test and found no impairment. As at the end of this quarter, the Group's remaining book value of goodwill was US$14.0 million.

Net Income

Net income was US$0.2 million or US$0.02 per share. Compared to the same quarter last year, excluding the effects of goodwill amortization, net income improved US$2.3 million. This was due to strong revenue growth, effective management of cost of sales, containment of operating costs and better operating performance by our unconsolidated affiliates in Thailand and India.

Against last quarter, net income excluding the effects of goodwill amortization reduced marginally by US$45,000 in line with the slight quarter-on-quarter decline in net revenues.

Cash

As of March 31, 2002, Pacific Internet held cash and cash equivalents of US$13.8 million. Total cash generated in the quarter was US$0.8 million.

Subscriber Base Analysis

This quarter, Pacific Internet crossed the 400,000 mark for total paying subscribers. Across all product lines, broadband registered the highest growth. There was a marginal decline in low end leased line customers due to migration to corporate broadband products.

Table 2: Subscriber Statistics by Products

Country	Dial-up	Leased lines	Broadband	Hosting	Total
Singapore	193,350	650	13,000	550	207,550
Hong Kong	75,600	350	5,550	650	82,150
Philippines	58,400	100	50	50	58,600
Australia	39,200	100	1,700	7,600	48,600
Unconsolidated Affiliates [1] (India, Thailand)	5,400	100	50	50	5,600
Total (as at Mar 31, 2002)	**371,950**	**1,300**	**20,350**	**8,900**	**402,500**
Total (as at Dec 31, 2001)	**368,550**	**1,400**	**17,000**	**6,650**	**393,600**
Total (as at Mar 31, 2001)	**378,050**	**1,500**	**4,400**	**5,700**	**389,650**

1. India and Thailand are unconsolidated affiliates where revenues are not consolidated.
2. All numbers rounded to the nearest 50.

Other First Quarter Highlights

In this quarter, Pacific Internet achieved the following in the region:

- ***Singapore***:
  - participated in a commercial trial for high-speed Internet access over power lines with SP Telecommunications, a subsidiary of Singapore Power, the leading energy company in Singapore;
  - launched trials for two Massively Multiplayer Online Games (MMOG) with a Korean content partner;
  - delivered broadband service to the High Court, Attorney General Chambers and law firms enabling electronic filing and video conferencing solutions, as part of the company's strategy to penetrate vertical markets.
- ***Hong Kong***:
  - introduced a new Do-It-Yourself broadband service that allows customers to conveniently set up their own broadband connections;
  - first ISP in Hong Kong to launch 6Mbps network broadband service suitable for medium to large corporations;
  - launched broadband roaming service to connect mobile executives with DSL line while travelling.
- ***Australia***:
  - signed up STA Travel, one of the world's largest travel agencies specializing in the needs of young and adventurous travelers, to provide broadband DSL service for their offices across Australia;
  - launched Australia's first customized, no lock-in contract DSL service for the residential and SOHO (small office home office) market;
  - entered a strategic alliance with Australia's largest building society, Newcastle Permanent Building Society, to offer dial-up Internet access initially to their 350,000 members in the Newcastle region through joint marketing, as well as broadband DSL to their head office. Newcastle Permanent Building Society has over 600,000 members Australia-wide.
- ***The Philippines***:
  - launched corporate DSL (Network Broadband Access) to medium and large corporations, primarily in Makati and Ortigas business districts;
  - expanded corporate services to Laguna, Batangas and Cavite to capture small and medium enterprises outside Metro Manila and Metro Cebu;
  - maintained leadership in postpaid consumer market and achieved a strong number two position in the prepaid dial-up market via expanded distribution network.

- ***India:***
  - offers a full range of Internet services including data hosting to tenants in International Tech Park in Bangalore, a leading high-tech park in India.
- ***Thailand:***
  - increased number of corporate customers by more than 50% from the first quarter of 2001;
  - partnered the Telephone Organization of Thailand to provide nation-wide dial-up Internet access;
  - partnered Aeon Thanasinsap to offer unlimited Internet access to 550,000 Aeon cardholders.

Growth Strategies

Pacific Internet remains focused on the following strategies to grow its business:

- Focus on broadband services, a fast growing industry segment;
- Expand strongly in the corporate market which gives better margins;
- Grow the regional businesses outside Singapore by increasing customer base in the existing five countries and exploring new markets;
- Introduce innovative services and solutions to create greater value for customers; and
- Leverage on international corporate partnerships to accelerate our growth in existing and new markets.

Tan Tong Hai, President and Chief Executive Officer of Pacific Internet said, "We have executed on these strategies and quadrupled our broadband revenue year-on-year. Our corporate business margins remain strong at 60% and revenues from our regional subsidiaries have grown 51% year-on-year. We will continue to innovate, explore new markets and seek strategic partnership to accelerate our growth."

Business Outlook

The following forward-looking statements reflect Pacific Internet's current expectations. Given the uncertainty and potential changes in economic, business, competitive, technological and regulatory factors, and the various other risk factors discussed in our 20F filing and in the Management's Discussion & Analysis in our 6K filing, actual results may differ materially. Please see further comments under "Caution Concerning Forward-looking Statements".

Pacific Internet aims to deliver steady growth in revenue while continuing to improve profitability. The Group expects to remain profitable and targets full year profitability of US$1.5 million (or S$2.7 million).

Conference Call

Management will host two conference calls on May 15, 2002:

- 5.30pm Singapore time (5.30am US EDT / 9.30am GMT) for callers from Singapore and other Asian countries

Dial in number	:	+65 6883 9139 for Singapore callers
	:	+852 2258 4002 for international callers
Conference Passcode	:	5195335

- 9.00pm Singapore time (or 9.00am US EDT / 1.00pm GMT) for callers from US and Europe

Dial in number	:	1800 365 8460 for US callers
	:	+65 6883 9152 for Singapore callers
	:	+852 2258 4002 for international callers
Conference Passcode	:	5195370

Further details for the dial-in and replay numbers can be found on the Pacific Internet's website under the Investor Relations Section at http://www.pacific.net.sg/investor/.

About Pacific Internet Limited

Pacific Internet Limited (NASDAQ: PCNTF) is Asia's largest Internet service provider (ISP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India and Thailand. In February 1999, we became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of our customers. We have won a series of accolades and awards over the years which firmly positions Pacific Internet as an industry leader in Asia. The company has been voted "Best Asian ISP consecutively in 1999, 2000 and 2001 by readers of Telecom Asia, the leading telecommunications publication from Hong Kong, and won the "Best ISP in Singapore" in 1997, 1998 and 1999 from ComputerWorld. Pacific Internet is committed to delivering services that our customers value and helping them to harness the power of the Internet for their communication needs. For more information, please visit us at http://www.pacific.net.sg.

Investor Contact:
Khoo Seok Teng
(65) 9623 1567
investor@pacific.net.sg

Media Contact:
Jacqueline Yeo
(65) 9877 2164
jacqueline.yeo@pacific.net.sg

Caution Concerning Forward-Looking Statements

Included in this press release are various forward-looking statements within the meaning of the Private Securities Reform Act of 1995, some of which may be identified by the use of words such as "may," "might", "seeks," "expects," "anticipates," "estimates," "believes", "projects", "plans", "strategy", "forecast" and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

- projected capital expenditures, expansion plans and liquidity;
- development and growth of additional revenue sources;
- development and maintenance of profitable pricing programs; and
- outcome of potential litigation.

These statements are forward-looking statements reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in operations that may affect the assumptions relating to deferred tax assets; (12) changes in assumptions affecting interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (13) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (14) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (i) changes in political stability; and (15) the outcome of contingencies.

In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this press release. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Pacific Internet
NASDAQ : PCNTF

Pacific Internet Limited

Consolidated Balance Sheets as of March 31, 2002
With Comparative Amounts from December 31, 2001

	31-Dec-01 S$'000	31-Mar-02 S$'000	31-Mar-02 US$'000
Cash and cash equivalents	24,001	25,481	13,798
Accounts receivable - net	33,782	34,879	18,886
Other receivables	13,325	14,635	7,925
Inventories	164	267	145
Total current assets	71,272	75,262	40,754
Investments	369	279	151
Fixed assets and website development costs- net	26,179	24,299	13,157
Goodwill and intangible assets - net	28,324	27,985	15,153
Other non-current assets	6,947	6,911	3,742
Total non-current assets	61,819	59,474	32,203
TOTAL ASSETS	133,091	134,736	72,957
Bank borrowings	3,920	3,930	2,128
Accounts payable	10,903	14,796	8,012
Other payables	48,184	45,582	24,682
Current portion of capital lease obligations	679	455	246
Total current liabilities	63,686	64,763	35,068
Capital lease obligations, less current portion	587	812	440
Other non-current and deferred liabilities	3,312	3,049	1,651
Total non-current liabilities	3,899	3,861	2,091
Minority interest	3,598	3,630	1,965
Shareholders' equity			
Ordinary shares, S$2 par value	25,631	25,631	13,879
Additional paid-in capital and deferred compensation	91,965	92,116	49,879
Accumulated deficit and other comprehensive income	(55,688)	(55,265)	(29,925)
Total shareholders' equity	61,908	62,482	33,833
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	133,091	134,736	72,957

Pacific Internet

Pacific Internet Limited

Consolidated Statement of Operations

	Quarter Ended March 31,		
	2001	2002	2002
	S$'000	S$'000	US$'000
Revenues			
Dial up access	15,269	15,223	8,243
Leased line access	7,214	7,249	3,925
Broadband access	2,187	7,997	4,330
Value added services	2,052	2,280	1,235
Commission revenues	1,656	2,326	1,259
Other revenues	1,166	2,678	1,450
Total gross revenues	**29,544**	**37,753**	**20,442**
Operating costs and expenses			
Cost of sales	11,720	15,006	8,125
Staff costs	10,595	11,206	6,068
Sales & marketing	1,577	1,632	884
Other general & administrative	3,995	4,245	2,299
Depreciation & amortization	4,757	3,585	1,941
Allowance for doubtful accounts receivable	838	483	262
Total operating expenses	**33,482**	**36,157**	**19,579**
Operating (loss) income	(3,938)	1,596	863
Other income (expenses)			
Net interest income (expenses)	26	(100)	(54)
Net gain on foreign currency	281	81	44
(Loss) gain on disposal of fixed assets	(61)	16	9
Gain on disposal of investment	24	-	-
Equity in loss of unconsolidated affiliates	(2,343)	(491)	(266)
Others	39	109	59
Total other expenses	(2,034)	(385)	(208)
(Loss) income before income taxes and minority interest	(5,972)	1,211	655
Provision for income taxes	(221)	(762)	(413)
	(6,193)	449	242
Minority interest in loss of (gain in) consolidated subsidiaries	197	(32)	(17)
Net (loss) income	(5,996)	417	225
Adjusted EBITDA (1)	1,102	5,387	2,917
Net (loss) income per share - basic	$ (0.47)	$ 0.03	$ 0.02
Net (loss) income per share - diluted (2)	$ (0.47)	$ 0.03	$ 0.02
Weighted average number of shares outstanding - basic	12,815,066	12,815,066	12,815,066
Weighted average number of shares outstanding - diluted (2)	12,815,066	12,815,066	12,815,066

(1) Represents earnings before depreciation and amortization, interest income and expense, income tax expense, equity in loss of unconsolidated affiliates, impairment in value of investments, write-down of fixed assets, extraordinary items and minority interests.

Adjusted EBITDA is presented because the Company believes it is an acceptable financial indicator of the Company's ability to meet future debt service, capital expenditure and working capital requirements. Adjusted EBITDA is not determined in accordance with generally accepted accounting principles. It should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. In addition, the Company's adjusted EBITDA is not comparable to those of other companies, which may determine adjusted EBITDA differently.

(2) Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

(3) For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of March 31, 2002, which was S$1.8468 to US$1.00.

Pacific Internet
NASDAQ : PCNTF

Pacific Internet Limited

Consolidated Statement of Cash Flows for Quarter Ended March 31, 2002
With Comparative Amounts from March 31, 2001

	Quarter ended March 31,		
	2001 S$'000	2002 S$'000	2002 US$'000
OPERATING ACTIVITIES			
Net (loss) income for the period	(5,996)	417	225
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:			
Depreciation and amortization	4,757	3,585	1,941
Loss (gain) on disposal of fixed assets	61	(16)	(9)
Fixed assets written off	2	44	24
Gain on disposal of investment	(24)	-	-
Allowance for doubtful accounts receivable	838	483	262
Minority interest	(197)	32	17
Provision for income taxes	-	(36)	(19)
Amortization of deferred compensation	802	151	82
Equity in loss of unconsolidated affiliates	2,343	491	266
Changes in non-cash working capital items:			
Accounts receivable	(599)	(1,580)	(855)
Prepaid expenses and other assets	626	(1,214)	(657)
Inventories	113	(103)	(56)
Accounts payable	(2,799)	3,893	2,108
Other payables / receivables	303	(3,233)	(1,751)
Cash provided by operating activities	230	2,914	1,578
INVESTING ACTIVITIES			
Acquisition of fixed assets	(1,461)	(968)	(524)
Net proceeds from partial divestment in subsidiaries	4,527	-	-
Investment in unquoted shares	-	(10)	(5)
Website Development costs	(68)	-	-
Proceeds from sale of fixed assets	3	64	35
Cash provided by (used in) investing activities	3,001	(914)	(494)
FINANCING ACTIVITIES			
Loan to affiliates	(300)	(116)	(63)
Bank borrowings	720	10	5
Capital lease obligations	(279)	(414)	(224)
Cash provided by (used in) financing activities	141	(520)	(282)
Increase in cash and cash equivalents	3,372	1,480	802
Cash and cash equivalents at beginning of period	18,305	24,001	12,996
Cash and cash equivalent at end of period	**21,677**	**25,481**	**13,798**

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and other adjustments) considered necessary for a fair presentation have been included. Operating results for the quarter ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. The Management's Discussion and Analysis should be read in conjunction with the financial statements appearing in this Form 6K.

In the following discussion, Pacific Internet Limited (the "Company") and its consolidated subsidiaries are collectively referred to as the "Group" or "Pacnet".

Overview

Pacific Internet Limited is a leading and award-winning Asia-Pacific Internet service provider ("ISP") providing Internet access and related value-added services to individuals and businesses across six countries (Singapore, Hong Kong, the Philippines, Australia, India and Thailand). The Company started operations in Singapore in late 1995 and began its regional expansion in 1996 both organically and through acquisitions.

Today, the Group has over 400,000 paying subscribers across six countries, making it one of the largest ISPs in the Asia Pacific. Pacnet provides a broad range of service offerings, including narrowband access, broadband access, leased line services, web hosting and e-commerce. Its Singapore operation was also the first ISP in Singapore to introduce wireless access services for homes, offices and hotspots. It is Pacnet's objective to provide the highest quality and innovative Internet access and related services at competitive prices to our customers. As such, it will continue to enhance its existing offerings and engage actively in the design and development of new products. On the financial front, the Group will continue to pursue strong revenue growth and high rates of profitability through aggressive subscriber base acquisition and seeking ways to improve its operating margins.

Pacnet turned profitable this quarter with net income of S$0.4 million (US$0.2 million), a significant improvement compared to a loss of S$6.0 million in the comparative quarter last year. The improvement was due to strong broadband revenue growth, better operating performance of unconsolidated affiliates and an accounting change in goodwill. The following sections provide greater insight into the Group's financial performance.

Discussion of Results of Operations

Total Revenues

Total revenues for the quarter grew to S$37.8 million (US$20.4 million), representing an increase of 27.8% compared to the corresponding period in 2001. Quarter-on-quarter, total revenues came in lower by 0.9%. This decline is mainly due to seasonal factors.

Dial-up Access

Dial-up access revenues for the quarter ended March 31, 2002 remained constant when compared to the corresponding period in 2001. The Group ended the quarter with 370,168 dial-up subscribers, a 1.9% reduction when compared to the same quarter last year. In this quarter, it continued to see declines in dial-up revenues in mature markets like Singapore, Hong Kong and Australia due to migration of Internet-savvy customers to higher-speed access i.e. broadband. Despite this, the Group managed to sustain its dial-up revenues with the strong performance in its Philippines prepaid access business.

Compared to last quarter, dial-up revenues saw a 3.9% seasonal reduction. This was mainly due to lower Internet surfing traffic. On subscriber base, quarter-on-quarter increase was 0.5%.

Leased Line Access

Leased line services are provided primarily to corporate customers and include a wide array of Internet options that are tailored to the customers' requirements. In this quarter, leased line revenue increased 0.5% when compared to the corresponding quarter last year.

The marginal growth in leased line revenue was contributed by increases in Australia and Philippines, offset by declines in Singapore and Hong Kong. The growth in the Philippines and Australia was a result of increased focus in the corporate market segment of these two countries. As for Singapore and Hong Kong, with the economic slowdown in these two countries, corporations, especially small and medium enterprises, are either downgrading the capacity of their existing leased lines or turning to more affordable corporate broadband alternatives. The latter is where the Group sees high-growth opportunities and will be one of its key focus area going forward.

Quarter-on-quarter, leased lines revenue decreased 5.6%, mainly due to seasonal factors.

Broadband Access

Broadband continues to be an integral part of Pacnet's growth strategy. Currently, Pacnet provides high-speed and high-capacity broadband access services using the Digital Subscriber Line ("DSL") technology in five countries Singapore, Hong Kong, Australia, Philippines and Thailand.

Broadband revenue rose to S$8.0 million (US$4.3 million) this quarter, an almost four-fold increase over the same quarter last year. As of March 31, 2002, broadband subscribers grew to 20,200, demonstrating a growth of 356% over the same quarter last year. Compared to last quarter, revenue grew 13.5% whilst subscriber base increased 18.8%.

Value Added Services ("VAS")

The Group currently provides a variety of VAS to cater to the increasing needs of today's Internet-savvy customers. VAS includes global roaming, web-hosting, anti-virus solutions and data services etc. VAS revenue grew 11.1% over the same quarter last year. Pacnet believes that the key in differentiating the Group from its competitors is its ability to meet the needs of customers by moving up their value chain.

Commission revenue and other revenue

Commission revenue relates to travel commission generated by the Group's travel arm Safe2Travel Pte Ltd ("Safe2Travel"), which is the second largest corporate travel-ticketing agent in Singapore. Safe2Travel applies Emerging Issue Task Force No. 99-19 ("EITF 99-19"), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines. For this quarter, Safe2Travel earned total commission revenue S$2.3 million (US$1.3 million), representing 6.3% of its gross ticket sales of S$37.0 million (US$20.0 million). Although the commission revenues are recorded net Safe2travel's accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the large balance of accounts receivable and payables in the Group's balance sheet relative to its revenues and cost of sales. As of March 31, 2002, Safe2Travel's accounts receivable and accounts payables was S$14.9 million (US$8.0 million) and S$7.9 million (US$4.2 million), respectively.

Year-on-year, commission revenue rose 40.5% mainly due to S2T's acquisition of the businesses of Trident Travels Ltd and Neptune Travel Services (Pte) Ltd ("Trident") in May 2001. Quarter-on-quarter, revenue also increased by 4.0% as corporate travellers gradually regain their confidence in air travel after the "September 11" event.

Other revenues increased 129.7% year-on-year to S$2.7 million (US$1.5 million) this quarter. This was mainly due to the recognition of interconnect revenue for dial-up traffic terminating into the Company's network.

Operating Costs and Expenses

Cost of Sales

Cost of sales increased 28.0% when compared to the same quarter last year. This was in line with revenue growth. Year-on-year, gross profit margin remained at 60.3%. As a result of strong revenue growth and effective management of telecommunication expenses, absolute gross profit grew 27.6% to S$22.7 million (US$12.3 million) this quarter.

Staff Costs

Staff costs for the quarter was S$11.2 million (US$6.1 million), representing an increase of 5.8% when compared to the same quarter last year. The increase was mainly due to S2T's business. Staff productivity for the Group has improved this quarter, as evidenced by the reduction in staff costs as a percentage of gross revenue from 35.9% last year to only 29.7% this quarter.

Sales and Marketing Expenses

Sales and marketing expenses, which comprised largely of advertising and promotion expenses, increased 3.5% over the same quarter last year. However, as a percentage of total revenue, sales and marketing decreased from 5.3% to 4.3% of total revenue. This decline was a result of management's increased focus on the corporate market, and more effective use of the advertising dollar to achieve revenue growth without proportionate increase in sales and marketing expenses.

Other General and Administrative Expenses

Other general and administrative expenses consisted mainly of travelling expenses, office expenses and professional and consultancy fees. The increase of 6.3% year-on-year was in line with the increase in sales volume.

Depreciation and Amortization

Depreciation and amortization was S$3.6 million (US$1.9 million), which registered a year-on-year decline of 24.6%. The decline was a result of the adoption of SFAS 142 "Accounting for Goodwill and Other Intangibles" with effect from January 1, 2002. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets, which are not deemed to have an indefinite life, will continue to be amortized over their useful lives.

The Group has performed initial impairment tests as of January 1, 2002 and March 31, 2002 and believes that goodwill was not impaired. As such, there was no impairment charge this quarter. By adopting this new standard, the Group need not account for goodwill amortization of S$2.0 million (US$1.1 million) for the quarter. This, offset partially by an increase in depreciation charge of S$0.9 million (US$0.5 million), resulted in the decline in depreciation and amortization this quarter.

Allowance for Doubtful Accounts Receivable

Allowance for doubtful accounts receivable registered a year-on-year decline of 42.4%. Less provision was required this quarter as a result of better collections from trade debtors.

Other income (expenses)

For the quarter ended March 31, 2002, other expenses comprised largely of equity in losses of unconsolidated affiliates and interest expense.

Equity in losses of unconsolidated affiliates was mainly losses incurred by the Group's operations in Thailand and India. This is the fifth consecutive quarter where these unconsolidated affiliates showed improving results. Equity in losses of unconsolidated affiliates reduced to S$0.5 million (US$0.3 million), a sharp decline of 79.0% over the same quarter last year.

Net income (loss)

Pacnet returned to the black this first quarter of 2002 and recorded net income of S$0.4 million (US$0.2 million), a significant improvement when compared to a loss of S$6.0 million in the comparative quarter last year. The year-on-year improvement in net income was primarily due to strong revenue growth, effective management of cost of sales and operating costs, and elimination of goodwill amortization due to adoption of SFAS 142.

Liquidity and Capital Resources

As of March 31, 2002, the Group held cash and cash equivalents of S$25.5 million (US$13.8 million). Total cash generated in the quarter was S$1.5 million (US$0.8 million).

Operating activities generated cash of S$2.9 million (US$1.6 million) this quarter as a result of improved profitability.

Investing activities, which mainly comprised acquisition of fixed assets this quarter, used cash of S$0.9 million (US$0.5 million).

Cash used in financing activities amounted to S$0.5 million (US$0.3 million), primarily in repayment of capital leases and loan to affiliates, offset partially by bank borrowings.

Critical accounting policies and estimates

Pacnet's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. Pacnet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Pacnet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial statements.

Revenue recognition

Pacnet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue recognition in Financial Statements ("SAB 101"), as amended and other related guidance. SAB 101 requires four basic criteria must be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Network service costs

Access to Internet for customers outside of our base of owned point-of-presence ("POPs") is provided through capacity leased from a number of third-party telecom providers. Pacnet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. Pacnet's network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with telecom companies and the frequency of disputes.

Bad debt

Pacnet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required

Goodwill and other identifiable intangible assets

Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represents capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes

Pacnet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While Pacnet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event Pacnet were to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should Pacnet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies

Pacnet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Change in Accounting Standard on Amortization of Goodwill and Other Intangibles

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations" and 142 ("SFAS 142"), "Accounting for Goodwill and Other Intangibles". SFAS 141 requires the use of the purchase method for accounting for business combinations and prohibits the use of the pooling of interests method. SFAS 141 also refines the criteria for recognition of intangible assets apart from goodwill acquired in a purchase business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules. Business combinations completed on or after July 1, 2001 must be accounted for using SFAS 141.

Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Companies are required to immediately adopt the amortization provisions of SFAS 142 as it relates to goodwill and intangible assets acquired on or after July 1, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001. Hence, the Group adopted this new standard from January 1, 2002.

The Group has performed an initial transitional impairment test this quarter and believes that goodwill was not impaired. Hence, there was no impairment charge this quarter. As a result of this change in accounting treatment, the Group's net profit improved by S$2.0 million (US$1.1 million). In addition, intangible assets purchased prior to July 1, 2001, that do not meet the new recognition criteria under SFAS 141, which is workforce at will, was reclassified to goodwill from January 1, 2002.

Changes in Singapore Tax

In December 2001, the Singapore Government set up an Economic Review Committee ("ERC") to review various aspects of the country's development strategies. On May 3, 2002, the Singapore Minister for Finance, in his 2002 Budget Statement to the Parliament ("Budget"), adopted most of the key recommendations of the ERC Sub-committee, in particular:

- Reduction in corporate tax rate from 24.5% to 22% for income earned in 2002.
- Introduction of Group tax relief for income earned in 2002. Group tax relief recognizes companies within the same group as a single economic entity by allowing un-utilized losses and capital allowances from one company to offset the profits of a related company in the same group provided certain conditions are met.

The introduction of the above may have a positive impact on the Group's net income for 2002. However, as the details of such Group tax relief is yet to be finalized, the Company cannot reasonably ascertain and quantify its financial impact.

Litigation and contingent liabilities

On December 6, 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's 5 February 1999 initial public offering ("IPO"). The complaint alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount.

There have been more than 700 similar class action suits filed against various other issuers and underwriters since January 2001 and the Company anticipates that all these complaints will be consolidated before a single judge for case management purposes. The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and intends to contest the lawsuit vigorously once proceedings commence. However due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements within the meaning of the Private Securities Reform Act of 1995, some of which may be identified by the use of words such as "may," "might", "seeks," "expects," "anticipates," "estimates," "believes", "projects", "plans", "strategy", "forecast" and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

- projected capital expenditures, expansion plans and liquidity;
- development and growth of additional revenue sources;
- development and maintenance of profitable pricing programs; and
- outcome of potential litigation.

These statements are forward-looking and reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group's subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group's cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (i) changes in political stability; and (14) the outcome of contingencies.

In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By: ______________________
Name: Tan Tong Hai
Title: President and Chief Executive Officer

Date: May 16, 2002